UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

BreitBurn Energy Partners L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
106776107
(CUSIP Number)
John C. Cirone
Quicksilver Resources Inc.
777 West Rosedale Street
Fort Worth, Texas 76104
(817) 665-5000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 23, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	106776107

1	NAMES OF REPORTING PERSONS Quicksilver Resources Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		21,347,972 Common Units

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		21,347,972 Common Units

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,347,972 Common Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.56%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Item 4. Purpose of Transaction
Signature

CUSIP No.	106776107
     The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned with the SEC on January 17, 2008, as amended by that certain Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed with the SEC on October 31, 2008 (as amended by Amendment No. 1, the “Schedule 13D”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.
Item 4. Purpose of Transaction
     Item 4 of the Schedule 13D is hereby amended by deleting the last paragraph thereof and adding the following:
     The Defendants have filed answers, and the individuals who serve as, or have previously served as, directors and/or officers of BreitBurn GP and/or Provident have filed challenges to the Court’s jurisdiction. The lawsuit remains pending in the Court.
     On December 23, 2008, the Reporting Person sent a demand letter (the “Demand Letter”) to BreitBurn GP requesting, pursuant to Section 17-305 of the Delaware Revised Uniform Limited Partnership Act and Section 3.4(a) of the Partnership Agreement, that BreitBurn GP provide certain information about the Issuer, including without limitation, the Issuer’s records with respect to the holders of the Common Units, information regarding the business and financial condition of the Issuer, and certain other related materials. As stated in the Demand Letter, the purpose of the Demand Letter is to enable the Reporting Person to communicate with other holders of Common Units on matters related to the governance of the Issuer and in connection with any vote for directors of BreitBurn GP, as well as any vote for removal of BreitBurn GP pursuant to Section 11.2 of the Partnership Agreement at the Annual Meeting or any other meeting of limited partners held in lieu thereof, and on any other matters that may properly come before the Annual Meeting or any other meeting of limited partners held in lieu thereof.
     Except as set forth above, the Reporting Person does not have, as of the date of this Amendment No. 2, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management and the board of directors of the general partner of the Issuer, other holders of Common Units and other relevant parties concerning the business, operations, strategy and future plans of the Issuer and the management and board composition of the general partner of the Issuer. The Reporting Person may change its plans or proposals in the future. Depending on various factors including, without limitation, the Issuer’s financial position, strategic direction, business and prospects, anticipated future developments, existing and anticipated market conditions from time to time, the outcome of the Petition referenced above, actions taken by the management and board of directors of the general partner of the Issuer, price levels of the Common Units, general economic conditions and regulatory matters, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking representation on the board of directors of the general partner of the Issuer, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer and its subsidiaries, purchasing additional Common Units, selling some or all of its Common Units or engaging in short selling of or any hedging or similar transaction with respect to the Common Units, to the extent permitted under applicable law. The Reporting Person reserves the right to change its intention with respect to any or all of the matters referred to in this Item 4.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
December 23, 2008

QUICKSILVER RESOURCES INC.
By:	/s/ John C. Cirone
John C. Cirone
Senior Vice President